

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

<u>Via E-mail</u>
Dickson Fang
Chief Executive Officer
Teletronics International, Inc.
2 Choke Cherry Road
Rockville, Maryland 20850

> **Re: Teletronics International, Inc.**
> **Registration Statement on Form 10-12(g)**
> **Filed July 8, 2014**
> **File No. 0-55241**

Dear Mr. Fang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

<u>Item 1. Business, page 4</u>

2. You state that your products are sold in over "60 counties." Please revise to clarify which states those counties are located in. If this is a typographical error for "60 countries," please clarify in which countries or areas you are making sales. In this regard we note the statement on page 5 that you have three dedicated salesmen whose territory covers different sections of the world.

3.   Please revise to clarify the basis for your description as a "pioneer" in the broadband wireless industry.

Business Strategy, page 4

4.   Please revise to clarify the term "802 11-N" and other technical terms.

5.   Please break out the various strategies you discuss in separate paragraphs or bullets to make the disclosure more readable.

Revenues, page 12

6.   You state that you intend to target the Chinese market over the next several years. Please clarify whether this means that you intend to deemphasize U.S. sales during the same period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues by Geographic Region, pages 12 and 14

7.   We note that revenues in the United States have decreased significantly from the prior periods. Please discuss whether you expect this trend to continue or change and the reasons why.

Cost of Sales and Gross Margins, pages 13 and 14

8.   Please discuss why the gross margins in China were 96-99% and whether such trend will continue in the future.

Directors and Executive Officers, page 19

9.   Please revise the biographical sketches of P.T. Chiang, Clarence Tang, and Lizhu Liang to provide dates and clarify their specific business activities during at least the last five years. Also for each director, revise to discuss his or her "experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant's business and structure." Refer to Item 401 (e)(1) of Regulation S-K.

Financial Statements

Consolidated Statements of Cash Flows, pages F-3 and F-17

10. Please disclose the amounts of interest paid and income taxes paid during the periods presented as required by ASC 230-10-50-2.

11. Similarly, we note that a portion of the convertible debenture was converted to equity during 2013. Please also revise to disclose non-cash investing and financing activities as required by ASC 230-10-50-3 through 50-6.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-15

12. Please separately present from cost of revenue the inventory write-down on the face of the financial statement pursuant to ASC 330-10-50-2.

7. Deferred Compensation, page F-10

13. It appears from the table on page 21 that the annual salary of your CEO, Dr. Fang, is $78,300. Tell us why you have deferred only $6,300 for the three months ended March 31, 2014.

14. Similarly, tell us why you have not accrued interest on the deferred compensation due Mr. Fang for the three months ended March 31, 2014.

8. Convertible Debentures, pages F-10 and F-24

15. We note that you reported cash exceeds the balance due on this debenture. Please expand your disclosure of your convertible debentures to disclose the renegotiated contractual terms under which this obligation is to be repaid. Disclose how and by whom the determination that sufficient funds are available for repayment is made. Discuss in Liquidity and Capital resources any plans or obligations to repay this debt in accordance with Items 303(a)(1) and 303(a)(2)(ii) of Regulation S-K.

14. Subsequent Events, page F-13

16. We note that you have granted options to your CEO some of which vested upon the filing of this Form 10 and others that vest contingent upon public trading in your shares. Disclose the methods you plan to use to determine the value of stock compensation such as this. If material, disclose your current estimates of the impact of these options granted on future results and the nature of material assumptions underlying those estimates. Indicate that estimates such as these are highly complex and subjective and will not be necessary to determine fair value of new awards once underlying shares begin trading.

Consolidated Statements of Operation and Comprehensive Income (Loss), page F-15

17.   Please separately present from cost of revenue the inventory write-down on the face of the financial statement pursuant to ASC 330-10-50-2.

18.   Tell us why you reported the reduction of amounts due to Mr. Fang, your CEO and largest beneficial owner, as a gain on extinguishment and not as a capital transaction. Refer to your basis in the accounting literature. If you paid a portion of Mr. Fang's salary in cash tell us how much.

19.   Please include the earnings per share disclosure prescribed by ASC 260-10-50.

2. Summary of Significant Accounting Policies

Principles of consolidation, page F-18

20.   We note from the second paragraph of page F-19 that the majority of your PRC segment revenue derives from services provided to your 20% unconsolidated investee, Xun Yun Tian Technologies.   Tell us and disclose how you account for intercompany transactions and balances with Xun Yun Tian Technologies in accordance with ASC 323-10-35-7 through 35-12.

Revenue Recognition, page F-19

21.   We note from the fourth paragraph of page F-19 that you enter into long-term revenue generating contracts that are not addressed by your revenue recognition policies. Explain for us the nature of these long-term contractual activities and expand your revenue recognition policies to disclose how they are accounted for.

6 .Long-Term Investment, page F-24

22.   Describe for us your consideration of applicability of the disclosure requirements for significant equity investees of Rule 8-03(b)(3) of Regulation S-X for your investment in Xun Yun Tian Technologies. Give your calculations pursuant to Rule 1-02(w) of Regulations S-X and include the disclosures required by Rule 8-03(b)(3) if required.

23.   Similarly, it appears as though your initial cash investment in Xun Yun Tian Technologies may have exceeded the reporting thresholds of Rule 8-04(b) of Regulation S-X. Give us your calculation pursuant to this rule and tell us your consideration of whether financial statements of Xun Yun Tian Technologies are required pursuant to Rule 8-04(a)(1) of Regulation S-X.

<u>11. Income Taxes, page F-25</u>

24. Explain for us why your income tax rate reconciliation on the bottom of page F-25 does not disclose the effects of the $563,804 gain on extinguishment of accrued compensation and interest expenses, the reported $4,620 income tax provision, state income taxes and any utilization of net operating loss carryforwards during the year ended December 31, 2013. We note that the last table on page F-26 reports a material reduction in the amount of available net operating loss carry-forward from December 31, 2012 to December 31, 2013.

<u>Exhibit Index, page F-28</u>

25. We note that you have not filed your agreement with Xun Yun Tian Technologies as an exhibit to your filing. Please revise to do so. Refer to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director